
August 26, 2013

Via E-mail
K. Endo
President
American Honda Receivables LLC
20800 Madrona Avenue
Torrance, California 90503

> **Re:** **Honda Auto Receivables 2012-1 Owner Trust**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed June 24, 2013**
> **File Nos. 333-173202-03**

Dear K. Endo:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to the comment, we may have additional comments.

Exhibit 31.1

1. We note that paragraph four of your certification specifies that there were multiple "servicer compliance statements" from the "servicers." We also note, however, that your Form 10-K includes only one servicer compliance statement, which is from American Honda Finance Corporation. Please confirm that for purposes of Item 1123 of Regulation AB that American Honda Finance Corporation is the only servicer. See the Instruction to Item 1123.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hughes Bates, Attorney-Advisor, at 202-551-3731or me at 202-551-3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Gary D. Roth
             Alston & Bird LLP